Sustainability Report 2025 For the year ended December 31, 2025

# Table of **Contents**

**Message from Leadership** Page 3



**2025 Sustainability Highlights** Page 4

**About Lifezone Metals** Page 5
- Principal Operations and Projects



**Integrated Governance, Risk Management and Transparency** Page 6
- Board Oversight and Strategic Direction on Sustainability
- Compliance with Legal and Regulatory Frameworks
- Key Policies and Frameworks
- Reporting, Monitoring and Preparing for the Future
- Responsible Engagement
- Supply Chain Responsibility
- Risk Management

**Environmental Stewardship** Page 9
- Kabanga Nickel Project: Environmental Progress
  - Management and Monitoring Systems
  - Environmental Highlights
  - Restoring Nature, Empowering Communities
  - Building a reliable water monitoring system



**Social Responsibility** Page 11
- Health, Safety and Security
- People and Talent
- Local Skills and Enterprise Development
  - Enterprise Development, Community Agricultural Empowerment Initiative
- Social Investment and Local Development
  - Mumiramira Maternity Ward
- Land Acquisition and Resettlement

**Key Performance Data** Page 16

**Corporate Governance** Page 18
- Board of Directors
- Board Attendance 2025
- Executive Officers

**Abbreviations and Acronyms** Page 22

**Forward Looking Statements** Page 23

**Corporate Information** Page 24

3 Message from Leadership 2025 was a pivotal year in strengthening Lifezone Metals’ readiness for responsible project development. As Chair of the Sustainability Committee, my focus has been to ensure that sustainability-related risks and opportunities are built into our decisions well before the project construction phase. The Committee deepened its oversight of environmental and social risks at the Kabanga Nickel Project level, challenging management to integrate environmental and social studies considerations, resettlement implementation planning, and clear stakeholder expectations into the project execution plan. Looking ahead, we will seek greater transparency on performance, and we will continue to challenge management to test their strategy against a more volatile geopolitical landscape, embedding sustainability into core business planning, incentives and culture. Beatriz Orrantia Director, Sustainability Committee Chair We are pleased to present Lifezone Metals’ Sustainability Report, focused on integrated readiness, strengthening stakeholder trust, and delivering meaningful impact. As a company with our primary project, the Kabanga Nickel Project in the pre-construction phase, our greatest strength lies in the quality of our assessments, our studies, and our relationships with stakeholders. Throughout the year, we advanced alignment of our environmental and social assessments with international standards, integrated climate and water scenarios into engineering designs, and strengthened our approach to resettlement and community engagement. Our logic is clear: get the foundations right early on, so that when we move into construction, we do so with stronger evidence-based systems and stakeholder trust. As we look ahead, Lifezone Metals enters its next chapter, with priority given to what matters most. This report shows that commitment already shapes our decisions, and where it will shape the value we deliver as we scale. Catherine Nichas Head of Sustainability Lifezone’s Sustainability Approach Why Sustainability Matters At Lifezone Metals Limited (Lifezone) we are committed to supporting responsible metal production, fostering economic development, respecting human rights, supporting communities where we operate, training and empowering people, ensuring the safety of our employees, and safeguarding the environment for future generations. We believe that sustainability considerations are essential in building a resilient, responsible, and future-ready organization. Sustainability frameworks help identify and manage our risks and opportunities related to our impact. Prioritizing sustainability enables us to align our operations with stakeholder expectations, regulatory requirements, and global sustainability goals. Sustainability is embedded in our decision-making, ensuring that we not only protect long-term value for our shareholders and partners but also contribute meaningfully to the well-being of people and the planet. Our aim is to be transparent and accountable, striving to achieve the highest standards of environmental and social responsibility, and strong corporate governance throughout our operations. This Sustainability Report for the year ended December 31, 2025, outlines our commitments and ongoing progress in advancing sustainable initiatives, prioritizing areas that are most relevant or material to our stakeholders, with a focus on activities at the Kabanga Nickel Project.

4 2025 Sustainability Highlights Sustainability Committee Meeting Attendance 100% attendance by all 3 committee members Standards Alignment CMSI readiness assessment in progress At-a-Glance: Key Metrics That Matter1 Female Board Representation 3 of 8 directors — held since 2023 37.5% 4/4 IFC & EP GOVERNANCE - GROUP WIDE Lost Time Injuries 2024: 1 LTI (Simulus) 0 LTI-Free Hours at Kabanga 2024: 2.2M+ 2.5M+ SAFETY — GROUP-WIDE Diesel Use Reduction (YoY) 95,481 L in 2025 vs. 188,961 L in 2024 -49% Percentage renewable grid power 2024: 32.4% 64.8% Environmental Incidents Third consecutive year 0 ENVIRONMENT — TEMBO NICKEL Local Employment at Kabanga 2024: 96.7% Total Employees (FTE) 2024: 153 93 Female Diversity 2024: 31.6% 31.2% >97.3% PEOPLE — GROUP-WIDE Cash Compensation Paid to 97% of PAHs; 3% into an escrow account Cash Compensation Paid in 2025 2024: $9M, incl. interest Social Investment 2024: $48k 100% $1.52M $48k COMMUNITIES — TEMBO NICKEL Fatalities Third consecutive year 0 1 Refer to the Key Performance Data for further detail on the Sustainability Highlights. 4

5 About Lifezone Metals 5 NYSE: LZM — Responsible Critical Minerals Lifezone Metals Limited (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our proprietary Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower metals production costs compared to traditional smelting. Principal Operations and Projects Kabanga Nickel Project - Tanzania One of the world’s largest and highest-grade undeveloped nickel sulfide deposits. Operated through Tembo Nickel Corporation Limited (TNCL or Tembo Nickel). The project aims to unlock new sources of nickel, copper and cobalt for battery metals markets while enabling Tanzania’s in- country beneficiation ambitions. PGM Recycling Project - USA Lifezone Recycling applies Hydromet Technology to recover platinum, palladium and rhodium from spent automotive catalytic converters. The process is advancing in its development and is expected to be cleaner and more efficient than conventional smelting, supporting a circular economy for precious metals. Simulus Group - Australia A recognized hydrometallurgy laboratory, with decades of experience, Simulus Group provides testwork, process simulation, study work, engineering and technical consulting to develop and prove flowsheets. Kabanga Nickel Project, Tanzania LZM Corporate Offices, UK & Isle of Man PGM Recycling Project, USA LZM Asia-Pacific Office (Technical Office) and Simulus Group, Australia

6 Integrated Governance, Risk Management and Transparency 6 Board Oversight and Strategic Direction on Sustainability Sustainability governance is integrated into our corporate structure, with clear oversight from the Board of Directors and the Board’s Sustainability Committee. The Sustainability Committee is chaired by Beatriz Orrantia, and provides direction on the strategy and sustainability-related risks and opportunities. Sustainability remains a standing agenda item for the Board meetings. Sustainability Leadership Across the Organization “Lifezone believes that by embedding sustainability into our decision- making processes, our commitment to sustainability is progressed and practiced across Lifezone.“ Governance Body Sustainability Responsibility Board of Directors Ultimate responsibility for risk oversight, internal controls, monitoring significant corporate plans and strategic imperatives including sustainability-related risks Audit & Risk Committee Oversight of Risk Management Framework which includes sustainability-related risks Sustainability Committee Sustainability strategy; principal sustainability risks and opportunities Executive Committee Organizational direction leadership, guidance and oversight; embedding risk and opportunity management into decision-making Head of Sustainability Execution of sustainability strategy and visible leadership across sustainability portfolio, embedding sustainability-related risks and opportunities across all projects Operational Teams Execution of sustainability strategy, including identifying, assessing and reporting operational sustainability risks and opportunities Refer to the Corporate Governance section and Item 6C: Board Practices of the 2025 Annual Report (Form 20-F) for Board composition, skills and mandate. Compliance with Legal and Regulatory Frameworks We monitor compliance and permitting across all relevant jurisdictions in which we operate, including relevant legislation and regulatory frameworks designed to protect the environment, promote community welfare, and ensure responsible practices. To date we have received no environmental fines or sanctions. Compliance is further supported by compliance registers and ISO aligned systems that track obligations, standards, and performance. At our Kabanga Nickel Project, we are working towards ISO certification ahead of operations. Key Policies and Frameworks Internally, we have implemented several key policies that govern our sustainability strategy. These include the Code of Conduct (which includes the Anti-Bribery and Anti-Corruption Policy, Occupational Health and Safety Policy, Environmental Policy), the Minimum Supplier Requirements, and the Human Rights Policy Statement (which expands our human rights commitment beyond internal stakeholders to include third parties). Our Human Rights Policy Statement was supported by the completion of our Human Rights Due Diligence (HRDD) assessment in alignment with the United Nations Guiding Principles on Business and Human Rights (UNGP) for our Kabanga Nickel Project. Following the completion of the HRDD assessment in 2024, a Human Rights Management Plan and Human Rights Action Plan have been developed, with salient human rights issues being prioritized and integrated. 6

7 7 Reporting, Monitoring and Preparing for the Future Our sustainability reporting framework has been developed early, designed to provide stakeholders with clear insights into our performance and reporting pathway. We continue to work towards aligning to key international sustainability and industry standards, frameworks and guidelines across our operations. We have developed internal reporting in line with the Sustainability Accounting Standards Board (SASB) for our most relevant operation, the Kabanga Nickel Project. We are working on and remain committed to future public reporting for the consolidated Lifezone Metals group of companies. As we enhance our sustainability reporting pathway, we are assessing our approach to reporting against integrated standards including the International Sustainability Standards Board (ISSB), the Taskforce on Nature-related Financial Disclosures (TNFD) and other relevant standards, frameworks and guidelines. Furthermore, we continue to align with key international standards, including the International Finance Corporation (IFC) Performance Standards, the United Nations Sustainable Development Goals (SDGs), the Equator Principles, and the International Council on Mining and Metals (ICMM). Responsible Engagement Our stakeholders are fundamental to our operations and our approach to sustainability centers around fostering transparent, inclusive, and collaborative relationships. We recognize the importance of continuous two-way stakeholder engagement, understanding stakeholder needs and concerns and addressing these, and where possible integrating this into our decision making. Among our key stakeholders are Project Affected Persons within our Kabanga Nickel Project footprint, surrounding communities and people whose human rights could be impacted by our activities. Other key stakeholders are the host governments in the countries where we operate, our employees including consultants, directors and officers, our suppliers, and our investors. We have strengthened stakeholder engagement through various mechanisms, such as management plans, regular meetings, working groups, workshops, clinics, town halls, presentations, and one-on-one discussions. Maintaining an open dialogue keeps our stakeholders informed, while actively listening to address their interests and concerns. Supply Chain Responsibility Lifezone’s Minimum Supplier Requirements sets baseline supply-chain expectations for all material suppliers and contractors. As a future supplier in the metals supply chain, demonstrating responsible sourcing will be a commercial requirement under the EU Battery Regulation (2026), the US Inflation Reduction Act and the OECD Due Diligence Guidance. Framework Status IFC Performance Standards Aligned Equator Principles Aligned SASB (Metals & Mining) Internal Reporting ISSB / TNFD Readiness Assessment in Progress CMSI Readiness Assessment in Progress UN SDGs Aligned UNGP on Business and Human Rights Aligned ICMM Aligned Reporting Frameworks & Standards 7

8 Risk Management: Integrating Sustainability into Corporate Strategy Recognizing the interdependence of sustainability factors with our overall risk landscape, we have integrated sustainability-related risks into Lifezone Metals’ risk management process. Our integrated risk management policy covers identification, assessment, prioritization, mitigation and monitoring of risks at project, subsidiary and consolidated levels. We continue to assess our sustainability-related opportunities as part of our strategy. The Sustainability Committee reviews all sustainability-related risks and opportunities, while the Board of Directors in kept informed of all significant sustainability-related risks and opportunities. In November 2023, Lifezone undertook its inaugural sustainability materiality assessment. This was a critical step in enhancing our understanding of the key internal and external factors that influence our business. Lifezone decided not to update this assessment for 2024 or 2025, as the risk factors identified in 2023 remain pertinent and continue to guide our operational strategy, risk management, and decision-making processes across the organization. Refer to the Sustainability Reports of 2023 and 2024 for the detailed Materiality Assessment. Lifezone’s Sustainability-Integrated Risk Management Process: Board of Directors Ultimate responsibility for overseeing risk management, internal controls, monitoring significant corporate plans and strategic imperatives including sustainability-related risks Audit and Risk Committee Responsible for overseeing the risk management framework and monitoring of risk registers Sustainability Committee Responsible for sustainability strategy and determining priorities pertaining to principal sustainability- related risks and opportunities Responsible for providing organizational direction, leadership, guidance and oversight, ensuring risk and opportunity management is implemented and embedded into the decision-making process Executive Committee Group Risk Register The Risk Register is used as the basis for defining accountability, risk identification and management/mitigation, innovation and continual improvement Head of Sustainability Responsible for executing the sustainability strategy, providing visible leadership across the sustainability portfolio and ensuring that sustainability-related risk and opportunity management is embedded across all projects Operational Teams Responsible for execution of sustainability strategy and overseeing operational implementation of the sustainability risk and opportunity management to comprehensively identify, assess, report and distinguish risks and opportunities specific to the project or operation across all projects LZM Corporate Technology Simulus Laboratory Projects Tembo Nickel PGM Recycling Project Kabanga Nickel Project Operations Social & Resettlement 8

9 • Conceptual Mine Closure Plan and financial liability in place and aligned with international best practices including GISTM • Studies ongoing to refine closure requirements for water management, treatment plants and the TSF • Segregation at source, with general, recyclable, hazardous and bio-hazardous waste managed separately • Recyclables and hazardous waste, including clinical waste, collected and transferred off- site through registered service providers for recycling, treatment or safe disposal • Site cleanup program for non-degradable waste and site awareness training • Transition to TANESCO grid power in early 2024, with majority of power coming from hydropower plants • Climate Change Risk Assessment completed, informing our climate change approach and transition planning • The project’s average annual GHG footprint is determined at approximately 66,000 tCO2e over the life of the mine 9 Kabanga Nickel Project: Environmental Progress The Kabanga Nickel Project’s environmental program has evolved from early, once-off studies into a well-organized monitoring system aligned with international standards, that provides continuous baseline information across the Kabanga Nickel Project, Resettlement Sites and the Kahama Refinery. Informed by our Environmental and Social Impact Assessments, the focus of the program is to understand natural environmental conditions, strengthen baseline information, and ensure readiness for future development stages. Management and Monitoring Systems At the Kabanga Nickel Project site, significant progress has been made on management systems, internationally aligned frameworks supported by integration and continuous improvement processes: • Key permits are in place and weekly integrated permit tracking is undertaken. • Alignment with internationally recognized standards, including IFC Performance Standards, Equator Principles, GISTM, ICMM and the ISO 14001 and ISO 45001, although we are not formally pursuing ISO certification at this stage. • Completed National and international Environmental and Social Impact Assessments (ESIAs) and associated Environmental and Social Management Plans (ESMP). • Structured Environmental and Social Management System (ESMS) implemented to manage environmental, social, health and safety risks. • Ongoing monitoring of all key environmental baseline and compliance parameters, including water, air, noise, biodiversity and climate. • The Kabanga Feasibility Study, completed in July 2025, fully integrating the environmental studies and associated impact considerations, ensuring an integrated project execution plan. • Independent due diligence completed, with the Environmental and Social Action Plan integrated into weekly action tracker. Integrated Mine Closure Management Waste Management • Monitoring key parameters: PM2.5, PM10, NOx, SOx, CO, and noise levels • 18 air quality monitoring points across the footprint and nearby receptors • Initiatives include targeted dust suppression, equipment and vehicle controls, restricted activity hours, and community health screenings Air, Dust and Noise Management • Critical Habitat Assessment completed and Biodiversity Action Plan in development to inform project design • Project layout adjusted to avoid potential biodiversity areas • Capacity building on native seed collection, handling, and traceability Biodiversity and Ecosystem Management Environmental Highlights Climate Management • 37 surface water monitoring locations and 10 springs • 6 drinking water monitoring points, 6 continuous flow sites and 2 oil separators monitoring locations • 32 groundwater boreholes • 5 active community boreholes included as monitoring locations Water Management Environmental Stewardship

10 Restoring Nature, Empowering Communities Tembo Nickel continues to advance its biodiversity and rehabilitation program in partnership with the Tujenge Chetu community group, established in 2024. During 2025, activities focused on building local capacity in native seed collection and traceability, establishing a native seed collection program and local seed bank, and expanding nursery and tree planting activities. Trees planted in the 2024, were monitored across 2025 to assess survival rates and inform future rehabilitation efforts. In support of long-term biodiversity management, studies were undertaken to support the development of the Biodiversity Action Plan (BAP) and map alien and invasive species. Native tree planting is planned for newly drilled exploration pads during the 2026 rainy season as part of ongoing rehabilitation activities. Building a reliable water monitoring system A project like the Kabanga Nickel Project requires robust water quality, sediment and stormwater monitoring to protect sensitive receptors and maintain strong relationships with regional and local communities. Our starting point: For the Kabanga Nickel Project, the original baseline data spans back as far as 2005, drawn from the Environmental Impact Assessment, first developed in 2012 and updated by Tembo Nickel in 2021 and again in 2025. These studies defined our baseline, with monitoring points selected to capture compliance points; receptors and sensitive areas (rivers, wetlands, communities); discharge sources; upstream and downstream facilities; confluence points; and varied catchments and drainage characteristics. Monitoring was limited to manual sampling techniques with temporary water-level loggers and simple structures such as V-notch weirs. Many wells from earlier studies had been sealed, vandalized or were non- functional. With minimal groundwater wells and wells and artisanal boreholes remaining operational. Establishing a modern monitoring program: In 2023, we launched structured Surface Water Flow and Quality and Groundwater Monitoring Programs, beginning by validating all existing study data and confirming any historical monitoring surface and groundwater locations recorded in the EIA (2012/2021). We standardized our sampling methods and frequencies and upgraded equipment to ensure consistency and scientific reliability. We developed a central, integrated database to store our data and support in trend analysis, seasonal comparisons, and early detection of environmental changes. Surface water: The first campaign began in March 2023, with routine quarterly water quality monitoring, followed by flow monitoring using standard probes. Priority streams were later upgraded to permanent V‑notch weirs that now support weekly measurement and additional locations were added as we progressed. Access to a portable laboratory enabled quick internal analysis of key parameters, including bacterial testing of drinking water, while two HORIBA meters take weekly onsite readings of pH, EC, temperature and dissolved oxygen. With the expanded network now including 37 surface water locations and 10 springs, 6 continuous flow sites measured weekly, 6 drinking water points and 2 oil-separator locations. Groundwater: A new drilling program targeted priority hydrogeological zones, reinstating monitoring wells at EIA-recorded sites and adding wells around planned infrastructure (waste rock dump and tailings storage facility). The program now runs quarterly quality analysis at the accredited SGS Laboratory and monthly level monitoring across all active wells. To date, 24 new boreholes have been installed, 21 monitoring and 3 production bringing the network, with functional older wells, to 32 boreholes. “This program is what ensures a strong, reliable understanding of water conditions across the Kabanga Nickel Project area.“ 10

11 Social Responsibility 11 Health, Safety and Security Safety is our top priority. A strong safety culture is integrated across all operations to protect employees, contractors and surrounding communities, by consistently promoting and implementing comprehensive health, safety and security measures. We aim to keep our operations safe, sustainable and resilient. Our approach, which we monitor regularly, aligns with local regulatory requirements and, where possible, with industry standards and international best practice. Kabanga Nickel Project: In 2025, the Kabanga Nickel Project continued to prioritize the health, safety and well-being of its workforce and surrounding communities, reinforcing Tembo Nickel’s commitment to a safe, healthy and secure operating environment. Key Health, Safety and Security updates for 2025: • Over 2.5 million hours worked without a Lost Time Injury (LTI) at Kabanga, with a proactive risk management system and continuous workforce engagement. • Ongoing health, safety, and emergency response training at the Kabanga Site. • Continued dedication to initiatives, including HIV/AIDS awareness activities as part of World AIDS Day, with voluntary counseling and testing (VCT) services provided, alongside free Hepatitis B screening and vaccination for all Tembo Nickel employees, contractors, and casual laborers. • Routine health screenings and occupational health programs remained a priority. Simulus Laboratories: In 2024, Simulus Laboratories recorded one LTI, the first for the Lifezone group. As reported previously, the incident was a minor chemical-exposure injury, after which the employee received medical treatment and returned to work. Throughout 2025, we continued to review all operating procedures with support from a consultant, driving ongoing improvements to the work environment and practices. No reportable incidents have occurred since 2024. 11 “Our social responsibility commitment is to foster local economic growth, invest in community well-being and uphold human rights.”

## People and Talent

Lifezone believes that our employees are crucial to the success of our business, which depends on our experienced human capital and a strong leadership team. Lifezone aims to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. Our people and talent objectives include identifying, recruiting, retaining, developing and incentivizing our existing and new employees.

As of December 31, 2025, we had a workforce of 93 full-time employees and long-term contractors, compared to 153 in 2024. The overall decrease in workforce during 2025 was as a result of Lifezone rightsizing its operations, which included optimizing our workforce to improve and maintain financial discipline. This strategic decision was made to ensure Lifezone remained cost-effective during this period of cyclically low nickel prices and increased share price volatility.

Refer to Item 6:D Employees of the 2025 Annual Report (Form 20-F) for further information on our human capital.



Headcount
200
150
100
50
0
189
153
93
2023
2024
2025
Lifezone Metals Corporate
Tembo Nickel
Simulus Laboratories

**100%**
**2025 Sustainability KPI**
For 2025, this KPI was achieved at 100%

**31.2%**
**Group-wide Gender Diversity**
2024: 31.6%

**>97.3%**
**Local Employment (Tanzania)**
2024: 96.7%

### Compliance and Training

Lifezone's commitment to human capital is guided by its Code of Conduct and Human Rights Policy Statement, which apply to all employees, contractors and consultants.

These policies uphold the highest standards of ethical behavior and compliance and are available on our website.

Training remains a primary tool for employee development. Across the Company, mandatory group-wide training covered compliance including anti-bribery and corruption, insider trading, cybersecurity and harassment awareness.

At a site level, employees and contractors receive mandatory training upon induction, including topics such as occupational health and safety awareness, hazard identification and risk assessment, incident investigation, working at height, confined space entry, manual handling, emergency response, first aid, firefighting, Voluntary Principles on Security and Human Rights (VPSHR) and grievance management.

Beyond mandatory training, we continued to invest in professional, technical and leadership development through programs covering mental health and wellbeing, safety leadership, security, information technology and cybersecurity, financial reporting quality assurance and quality control, taxation and payroll training, and equipment and vehicle operating permits.

These programs help equip employees with the skills and knowledge required to perform their roles safely, effectively, and in line with industry best practices.



In 2025, the group set its first **sustainability-related key performance indicator (KPI)**, linked to incentives. The KPI is group-wide and applicable to all employees, ensuring that sustainability and specifically **health and safety remain as the top priority.**
TEMBO NICKEL

12

1313 Local Skills and Enterprise Development Local Skills Survey In 2025, Lifezone conducted a Skills and Qualification Survey covering the Ngara District, Kagera Region, where the Kabanga Nickel Project is situated. The main objective was to further understand the labor availability, skills distribution and education and training capacity within the Ngara District ahead of the construction phase. It was an early step in managing community expectations and designing realistic localization and skills-development pathways. The survey confirmed that Ngara District possesses a substantial pool of locally available labor, particularly suited to unskilled and semi-skilled roles associated with early works, construction support, logistics, and site services. At the same time, the analysis identified clear skills gaps in technical trades, equipment operation, safety-critical roles, and professional occupations, consistent with national labor market patterns. In alignment with the Local Content Regulations, further plans are underway with progressive skills development opportunities for local and national labor, including the consideration of training partnerships, apprenticeships and graduate development programs. Enterprise Development, Community Agricultural Empowerment Initiative As Lifezone prepares for construction and operations at Kabanga, we initiated initiatives to support local enterprise development. We previously provided agricultural training across Bugarama, Rwinyana, and Nyabihanga villages in 2023, resulting in the formation of Abasharihamwe enterprise, now a formal supplier to the Project, delivering 21+ product lines. The training focused on organic farming methods, as well as identifying vegetable and fruit varieties best suited to the local environmental conditions. Participants were encouraged to form structured groups to strengthen collaboration, increase production capacity, and meet the requirements necessary to engage with Tembo Nickel as suppliers. During 2024 and 2025, Abasharihamwe further formalized its operations, aligning its practices with Tembo Nickel requirements and mining industry standards, including food quality, handling, and product consistency requirements. As its product range expanded, the group also established sourcing arrangements with suppliers from other regions, including Geita, to meet demand for fruit and vegetable varieties not readily available in Ngara. “Our group, Abasharihamwe, was the first group to start supplying goods to the Project. The training provided by the company was very helpful in training us on how and what to farm, which broadened our farming knowledge. The company also supported us with the legal compliance requirements needed to become a supplier to the Project. We started by supplying vegetables and later expanded into fruits. Today, we supply more than 21 different items. We also empower other community members who attended the training but do not supply directly to the Project.” Jafar Said Kabaheza, Chairman of Abasharihamwe 13

1414 Social Investment and Local Development Lifezone’s Social Investment continued at Kabanga for a fourth consecutive year, with a strong focus on healthcare and education, supporting healthcare workers, surrounding schools and our communities. Primary activities completed as part of our 2024/2025 Corporate Social Responsibility Plan included: • The construction of classrooms at the Mukubu Primary School, supporting +135 students. • Construction and provision of school furniture, amounting to 240 students having access to a desk and chair. • Renovating the Mumiramira Maternity Ward and providing it was necessary medical equipment, projected to support a community of over 6,000 women with more accessible and trusted means. • Improving mobility, independence, and access to livelihood opportunities and essential services for persons with disabilities. • As part of the signed Memorandum of Understanding with the Ngara District Council for a 2025/2026 Corporate Social Responsibility plan, Lifezone continued its commitment to investment in education including ongoing support for local schools and their infrastructure; healthcare, training and awareness; and agricultural initiatives that promote vocational training. 14 Mumiramira Maternity Ward The renovation and equipping of Mumiramira Maternity Ward has improved working conditions for healthcare personnel and increased mothers’ trust in the quality of care available, resulting in more mothers choosing to deliver at the ward and greater satisfaction among those accessing it. The Mumiramira Maternity Ward renovation expanded capacity for treatment from approximately 20 to 50 mothers per month and from 2 to 5 patients per day, with new dedicated spaces for deliveries, recovery and vaccinations. “Since the handover of the renovated ward, we have seen a big and positive impact. The expanded facility has made a huge difference. We are now able to provide comprehensive services for both mother and child, including vaccinations and a dedicated resting area after birth — services we simply did not have space for before. Previously, everything happened in one room: deliveries, recovery, and consultations. This caused overcrowding, and we often had to turn mothers away. With the new layout, we have separate functional spaces, which create a more dignified and patient-friendly environment. Mothers are much happier now because they can receive all the services they need here at the dispensary. These improvements have increased our service offering, improved our working conditions, and made a real difference for the mothers in our community.” Halima IDD, Head Nurse at Mumiramira Maternity Ward

1515 Land Acquisition and Resettlement Lifezone has developed an IFC compliant Resettlement Action Plan (RAP) in consultation with impacted stakeholders and relevant local and national government authorities. The project is in the process of finalizing studies and plans to enable the implementation of the RAP. Key resettlement activities that took place in 2025 included: • Completion of the updated Level 2 RAP to expand on technical aspects in line with the Feasibility Study, address additional studies and further align the resettlement process with project milestones and international standards, including IFC Performance Standard 5. • The RAP relates not only to the resettlement of affected communities but also includes the restoration and improvement of their livelihoods and living conditions. The Level 2 RAP outlines the steps and measures that will be taken to ensure that the affected communities are adequately compensated, and that their needs are addressed during the resettlement process. • The total amount deposited into the escrow account is $0.15 million, covering 35 open cases. Of these, 6 cases ($0.10 million) are classified as grievances or compensation items where the compensation amount has been determined but remains subject to dispute or further engagement with the affected parties. The remaining 29 cases, totaling $0.05 million, are categorized as “unknown,” including small land parcels where the landowner is unidentified and a single grave site. The company continues to actively engage with all stakeholders to ensure the timely and equitable settlement of outstanding compensation obligations. • The Kabanga Feasibility Study, completed in July 2025, fully integrated the RAP across all relevant areas, ensuring an integrated project plan developed to minimize impact to households and create mutual benefit. • Completion of 100% of cash compensation payments made by the company, of which a total of 97% of PAHs signed their cash compensation agreements and received the monies, while the remainder was deposited into an escrow account accounting for unclaimed land and unresolved disputes. • As of December 31, 2025, a total of $12 million in cash compensation has been paid, with $1.45 million in 2025 (2024: $8.30 million and 2023: $2.20 million). • Interest payments of cash compensation to eligible PAHs commenced in December 2024 and were nearing completion by the end of 2025, with $0.06 million (2024: $0.70 million) of interest payments paid to PAHs. • Refer to the Item 5A: Operating Results of the 2025 Annual Report (Form 20-F). • Community stakeholder engagements were a primary focus for 2025, including the community mobile unit, the resettlement working group (“RWG”) sessions and the feedback meetings. • The RWG was established as a partnership with the Ngara District, village authorities, and communities near the Kabanga Nickel Project site for information sharing, discussions, collaborative negotiations and decision making relating to the land acquisition impact and the affected people and communities. Each RWG session is followed by community feedback sessions in each affected community for broader disclosure and input on all resettlement topics. RWG sub-committees are in place to engage further with stakeholders and focus the discussions held. • A household wellbeing and livelihood survey was commissioned to better understand the current position of the PAHs and inform resettlement planning activities. For 2026 the focus is on continuing to build trust and strengthening relationships with impacted communities, along with ensuring readiness for activities necessary to support in resettlement implementation. 15 Lifezone is committed to delivering its resettlement program in alignment with the IFC Performance Standard 5: Land Acquisition and Involuntary Resettlement with a view to restore livelihoods of Project Affected Households (PAHs) to at least pre-displacement levels, and where possible improve livelihoods.

# Key **Performance Data**

Lifezone's approach to sustainability is governed by three key pillars, integrated governance and transparency, environmental stewardship, and social responsibility. The following table presents our key metrics for the years ended December 31, 2023, 2024 and 2025.

## Governance

| Governance Body | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Directors | Group-wide | 7 | 7 | 7 |
| % Independent Directors | Group-wide | 85.7% | 85.7% | 85.7% |
| % Female Board of Directors | Group-wide | 37.5% | 37.5% | 37.5% |

| Human Rights | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| % Reserves in or near areas of conflict | Group-wide | 0% | 0% | 0% |
| % Reserves in or near indigenous land | Group-wide | 0% | 0% | 0% |

## Social

| Workforce | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Total workforce comprised of employees and long-term contractors[1] | Group-wide total | 93 | 153 | 189 |
| | Lifezone Metals Corporate | 31 | 38 | 44 |
| | Tembo Nickel | 37 | 91 | 125 |
| | Simulus Laboratories | 25 | 24 | 20 |
| Total workforce comprised of employees and long-term contractors by location[1] | Group-wide total | 93 | 153 | 189 |
| | United Kingdom | 12 | 14 | 17 |
| | Australia | 37 | 40 | 37 |
| | Tanzania | 37 | 91 | 125 |
| | Other | 7 | 8 | 10 |
| Total short-term contractors by location[1] | Tanzania | 113 | 132 | 426 |
| Total local casual labor by location[1] | Tanzania | 145 | 355 | 804 |

| Labor relations | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Labor relations by % employees unionized and/or covered by collective bargaining agreements | Group-wide total | 0% | 0% | 0% |
| Number of strikes, lockouts or protests | Group-wide total | 0 | 0 | 0 |

| Gender diversity and local employment | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| % Female employees | Group-wide total | 31.2% | 31.6% | 30.5% |
| | Lifezone Metals Corporate | 35.5% | 32.5% | 28.9% |
| | Tembo Nickel | 32.4% | 33% | 32% |
| | Simulus Laboratories | 24% | 25% | 25% |
| % Female short-term contractors | Tembo Nickel | 13.3% | 21.3% | 14.8% |
| % Local employment | Tembo Nickel employees | >97.3% | 96.7% | 93.6% |

| Performance and training | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| % Employees receiving regular performance reviews | Group-wide total | 100% | 100% | 100% |

[1] The reduction in workforce from 2023 to 2024 was primarily due to the conclusion of significant drilling activities and associated support services in 2023. In 2025 the decrease was as a result of Lifezone rightsizing its operations, which included optimizing our workforce to improve and maintain financial discipline.

16

| Health, safety and wellbeing | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Number of occupational medicals conducted (employees and contractors)[2] | Tembo Nickel | 340 | 821 | 1,463 |
| Number of clinic consultations (excluding medicals)[2] | Tembo Nickel | 789 | 1,259 | 1,890 |
| Number of hours worked[3] | Group-wide total | 465,829 | 692,229 | 1,227,504 |
| Number of lost time injuries[4] | Group-wide total | 0 | 1 | 0 |
| | Lifezone Metals Corporate | 0 | 0 | 0 |
| | Tembo Nickel | 0 | 0 | 0 |
| | Simulus Laboratories | 0 | 1 | 0 |
| Lost-time injury frequency rate (LTIFR) per 200,000 labor hours[4] | Group-wide | 0 | 0.289 | 0 |
| Work-related fatality rate | Group-wide | 0 | 0 | 0 |
| Work-related fatalities | Group-wide | 0 | 0 | 0 |

| Social Investment | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Social investment into the local community (USD)[5] | Tembo Nickel | $48,000 | $48,000 | $110,000 |

| Resettlement | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Cash compensation paid (USD) | Tembo Nickel | $1,520,000 | $8,300,000 | $2,200,000 |
| Cash interest payment (USD) | | $60,000 | $700,000 | N/A |
| Number of external grievances received[6] | | 190 | 49 | 317 |
| Number of Resettlement Working Group meetings | | 12 | 18 | 24 |
| Stakeholder engagements (meetings)[7] | | 304 | 433 | 475 |

[2] Occupational medicals are legally required work-related health assessments to determine fitness for work, required by each employee, contractor or casual laborer upon arrival to site. Clinic consultations are voluntary and available to all employees, contractors, casual laborers and consultants seeking medical advice or treatment. The decrease in 2025 directly correlates with the reduction in activities and workforce on site.

[3] The reduction in working hours directly correlates with the reduction activities and workforce since 2023.

[4] In 2024, we recorded one LTI at our Simulus Laboratories. The LTI was considered as a minor chemical exposure injury. The employee received medical treatment and returned to work. No LTIs have been recorded since.

[5] Social investment reflects our contribution to the Kabanga Social Investment and Corporate Social Responsibility plan as submitted to the Tanzanian District Council. In 2024 and 2025, our contribution was reduced due to increased investment in resettlement activities.

[6] Grievances over 2023 and 2024 predominately related to compensation values and/or entitlements. These decreased in 2024 as issues were resolved and compensation was paid to impacted households. Grievances in 2025 focused predominantly on increased expectations related to formal employment at the project site.

## Environment

| Environmental compliance | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Number of environmental incidents | Tembo Nickel | 0 | 0 | 0 |
| Number of environmental spills | | 0 | 0 | 0 |
| Material environmental fines and sanctions ($'000) | | 0 | 0 | 0 |
| Land rehabilitated ($m^2$)[8] | | Ongoing | 8,125 | 0 |

| Water management | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Annual rainfall (mm) | Tembo Nickel | 852 | 1,076 | 1,300 |
| Water withdrawal (m3)[9] | | 13,507 | 14,583 | 4,062,120 |
| Water withdrawn from water-stressed areas ($m^3$) | | 0 | 0 | 0 |
| Number of operational geotech drill rigs[9] | | 0 | 2 | 11 |
| Resettlement site water boreholes drilled | | 0 | 10 | 0 |

| Energy | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Total energy consumption from the grid (kWh) | Tembo Nickel | 410,178 | 387,567 | N/A |
| Percentage renewable grid energy (%)[10] | | 64.8% | 32.4% | N/A |
| Total energy consumption from diesel (L)[11] | | 95,481 | 188,961 | 794,727 |

| Waste Management | Scope | 2025 | 2024 | 2023 |
|---|---|---|---|---|
| Total waste recycled (tons)[12] | Tembo Nickel | 20.5 | 18.45 | 299.20 |
| Total hazardous waste (tons) | | 10.25 | 2.05 | 4.05 |
| Total non-hazardous waste (tons)[12] | | 9.33 | 16.5 | 295.15 |

[7] In 2025 efforts were focused on key stakeholder forums, primarily the RWG meetings and associated feedback sessions, with a reduction because of completing majority of cash compensation payments in 2023 and 2024.

[8] Land rehabilitation activities commenced in 2024, while no new land has been rehabilitated, the land has been used as a nursery for native seeds.

[9] Site water withdrawal was significantly higher in 2023 due to off-camp abstraction and usage for the drilling, which did not take place in 2024 and 2025.

[10] Grid mix for 2023/2024 and 2024/2025 per the EWURA regulatory reports.

[11] Reduction in diesel consumption across 2024 and 2025 is due to connecting to the power grid in 2024.

[12] Reduction in waste is directly linked to the conclusion of drilling activities in 2023.

17

18 18 Corporate Governance Qualifications: Holds an Honors Bachelor of Science in Minerals Engineering from the University of Birmingham and a Master of Science in Engineering from the University of the Witwatersrand. Professional Experience: Founder of Lifezone group with over 40 years in the mineral and metals industry, with roles in management, ownership and joint ventures. Board and Leadership Experience: Owned, managed and led various resource projects (nickel, copper, PGMs) through exploration, development, and production. Experienced metallurgical engineer, resource company director, and investor in natural resources. Developer of Lifezone’s Hydromet Technology. Board Committees: Compensation; Investment (Chair). Skills: Mineral exploration; underground mining and mineral processing; technology; mergers and acquisitions; public markets and capital raising; enterprise risk management; external and political affairs; strategic management and entrepreneurship; research and development and intellectual property. Keith Liddell Chair of the Board Board of Directors Qualifications: Holds a Bachelor of Arts with Honors from Dartmouth College and an MBA from Fordham University. Professional Experience: Over 25 years in corporate finance and merchant banking, specializing in capital markets, fundraising, and developing relationships in the African mining sector. Board and Leadership Experience: Former CEO at KellTech, Director and Partner at Hannam & Partners in Zimbabwe, Co-CEO of Renaissance Capital, and Vice President at Goldman Sachs. Board Committees: Disclosure (Chair). Skills: Environmental, social, governance and sustainability; technology; mergers and acquisitions; public markets and capital raising; enterprise risk management; external and political affairs; strategic management and entrepreneurship. Chris Showalter Chief Executive Officer, Director Qualifications: Holds an Honors Degree in Mining Engineering from Camborne School of Mines and certifications of competency (South Africa) in Mine Management and Mine Overseers. Professional Experience: Over 30 years in the natural resource sector, with roles in production mining, business development, investment banking and experience across Africa. Board and Leadership Experience: Chairman of Mining and Metals at Renaissance Capital, Senior Advisor to the Royal Bank of Canada (Europe) Investment Banking Division. Independent Non-Executive Chairman of Sierra Rutile, Independent Non-Executive Director of GB Minerals, MMC Norilsk Nickel, Chaarat Gold Limited, and Executive Chairman of Bluejay Mining plc. Currently on the board of Sandfire Resources Limited. Board Committees: Audit; Compensation; Investment. Skills: Mineral exploration; Underground mining and mineral processing; mergers and acquisitions; public markets and capital raising; strategic management and entrepreneurship. Robert Edwards Lead Independent Director

19 Qualifications: Holds US Honours in International Business, Qualified Accountant, Fellow of the Institute of Directors, Chartered Director and MBE. Professional Experience: 37 years’ experience in finance and accounting. An experienced multilingual director, chartered director and qualified accountant who has worked as a managing director, finance director, company secretary, and money laundering reporting officer. Board and Leadership Experience: Chaired and served on the boards of several private and listed companies. Board advisor for Niemann Associates. Currently on the board of Santander International, Mille Management Limited, IoD Isle of Man Limited, Institute of Directors Isle of Man branch and the Diana Princess of Wales Hospice Care at Home Trust. Board Committees: Audit (Chair); Nominating and Corporate Governance Committee (Chair). Skills: Finance, accounting & financial reporting; environmental, social, governance and sustainability; technology; mergers and acquisitions; public markets and capital raising; enterprise risk management; strategic management and entrepreneurship. Jennifer Houghton MBE Director Board of Directors Qualifications: Bachelor of Laws (LL.B) degree in 1977 and Master of Laws (LL.M) degree in 1982, both from the University of Dar es Salaam. Professional Experience: Advocate and Senior Partner at REX Advocates, specializing in Corporate Commercial Law, Corporate Secretarial Practice, Corporate Governance, Natural Resources Law (Mining, Oil & Gas), Banking and Finance, Competition Law, Property Law, and Energy Law. Extensive legal practice includes roles as a Senior Legal Advisor at the Central Bank of Tanzania and as a business manager at Coopers & Lybrand. Board and Leadership Experience: Served as the Tanzanian High Commissioner to the United Kingdom and the Tanzanian Ambassador to the United States of America. Chaired and served on the boards of private and listed companies and public corporations. Current Chair of the governing council of the University of Dar Es Salaam and a member of the Presidential Tax Reform Commission. Board Committees: Audit; Sustainability. Skills: Environmental, social, governance and sustainability; mergers and acquisitions; public markets and capital raising; enterprise risk management; external and political affairs; strategic management and entrepreneurship; research and development and intellectual property. Mwanaidi Maajar Director Qualifications: Holds a Bachelor’s degree in Mechanical Engineering from Carnegie Mellon University. Professional Experience: Over 30 years experience in the global energy industry, including Portfolio Manager at Fidelity Research & Management Co., LLC, Senior Research Analyst at Sanford C. Bernstein & Co., LLC, and Partner at Lawhill Capital Partners. Board and Leadership Experience: Former CEO and Chairman of GoGreen. Currently the CEO of GoGreen Partners, a Board Member of Xtremex Mining Technologies and the Commonwealth School in Boston. Board Committees: Compensation (Chair); Investment. Skills: Mergers and acquisitions; public market and capital raising; enterprise risk management; strategic management and entrepreneurship; research and development and intellectual property. John Dowd Director 19

20 Qualifications: Holds a Degree in Civil Law from the Universidad del Rosario in Colombia, a Degree in Common Law from Osgoode Hall Law School in Canada, a Certificate in Sustainability and Innovation from Harvard University (HES), and a Master’s Degree in Sustainability from Harvard University (HES). Professional Experience: Worked as a mergers and acquisitions, securities, and mining lawyer at large Canadian law firms (Gowlings LLP, McCarthy Tetrault LLP, and Heenan Blaikie LLP). Possesses sustainability expertise as a consultant specializing in sustainability governance, decarbonization, and Just Transition. Board and Leadership Experience: Former VP of Special Projects at Barrick Gold, member of the Board of Directors of MIneros S.A, Fission Uranium, Sierra Metals, and Star Royalties Ltd. Current member of the Board of Directors of SQM Canada, a subsidiary of SQM (NYSE). Board Committees: Nominating and Corporate Governance; Sustainability (Chair). Skills: Environmental, social, governance and sustainability; strategic management and entrepreneurship; mergers and acquisitions; public markets and capital raising; enterprise risk management; external and political affairs. Beatriz Orrantia Director Board of Directors Qualifications: Holds a Degree in Geology and Geological Engineering from the Colorado School of Mines. Professional Experience: An international mining entrepreneur and investor, experience in financing development of strategic mineral projects. Over 20 years of international experience in financing, exploring, and developing strategic mineral deposits, with a passion for energy metals and disruptive technologies for mineral exploration and processing. Focuses primarily on nickel, copper, and uranium. Board and Leadership Experience: Previously the CEO at Atomic Eagle Ltd., served in executive and investment roles within Ivanhoe Group and was a founding Partner of GoGreen Partners. Currently the Founder and Non-Executive Chairman of Atomic Eagle Ltd (formerly GoviEx Uranium Inc.) and serves on the Board of XtremeX Mining Technology. Board Committees: Nominating and Corporate Governance; Sustainability. Skills: Mineral exploration; Underground mining and mineral processing; mergers and acquisitions; public market and capital raising; strategic management and entrepreneurship; environmental, social, governance and sustainability; technology; enterprise risk management. Govind Friedland Director 20

21 Name Role Chris Showalter Chief Executive Officer, Director Ingo Hofmaier Chief Financial Officer Gerick Mouton Chief Operating Officer Dr. Mike Adams Chief Technology Officer Spencer Davis Chief Legal Officer Director Board Audit Compensation Nominating and Corporate Governance Investments Sustainability Keith Liddell (Chair) 6/6 - 4/4 - 5/5 - Chris Showalter 6/6 - - - - - Robert Edwards 6/6 6/6 4/4 - 5/5 - Jennifer Houghton 6/6 6/6 - 3/3 - - John Dowd 6/6 - 4/4 - 5/5 - Mwanaidi Maajar 6/6 6/6 - 4/4 - - Beatriz Orrantia 6/6 - - 3/3 - 4/4 Govind Friedland 6/6 - - 3/3 - 4/4 Board Composition and Attendance The Board currently has eight members and is committed to ensuring that a majority of Directors are independent, with Robert Edwards as the Lead Independent Director. The Board of Directors attended all Board and Committee meetings across 2025, with Executive Officers invited to attend the Board and Committee meetings. Executive Officers 21 Meeting attendance in 2025 100%

22 Abbreviations and Acronyms Acronym Full Name AIDS Acquired Immunodeficiency Syndrome BAP Biodiversity Action Plan BMP Biodiversity Management Plan CEO Chief Executive Officer CO Carbon Monoxide CSR Corporate Social Responsibility D&I Diversity and Inclusivity EC Electrical Conductivity EIA Environmental Impact Assessment EP Equator Principles ESG Environmental, Social and Governance ESIA Environmental and Social Impact Assessment ESMP Environmental and Social Management Plan ESMS Environmental and Social Management System EWURA Energy and Water Utilities Regulatory Authority FID Final Investment Decision FS Feasibility Study FTE Full-Time Employee GHG Greenhouse Gas Emissions GISTM Global Industry Standard on Tailings Management HIV Human Immunodeficiency Virus HRDD Human Rights Due Diligence ICMM International Council on Mining and Metals IFC Human Rights Due Diligence ISO International Organization for Standardization ISSB International Sustainability Standards Board KPI Key Performance Indicator LRP Livelihood Restoration Plan Acronym Full Name LTI Lost Time Injury LTIFR Lost-Time Injury Frequency Rate LZM Lifezone Metals MoU Memorandum of Understanding NYSE New York Stock Exchange OECD Organization for Economic Co-operation and Development OHS Occupational Health and Safety OHSA Occupational Health and Safety Awareness PAH Project Affected Household PAP Project Affected Person PGM Platinum Group Metals PM Particulate Matter PS Performance Standard (per the IFC) RAP Resettlement Action Plan RWG Resettlement Working Group SASB Sustainability Accounting Standards Board SDGs UN Sustainable Development Goals TANESCO Tanzania Electric Supply Company Limited TCFD Task Force on Climate-Related Financial Disclosures TNFD Task Force on Nature-Related Financial Disclosures TSF Tailings Storage Facility UN United Nations UNGP UN Guiding Principles on Business and Human Rights US United States USA United States of America USD United States Dollar VCT Voluntary Counseling and Testing VLUP Village Land Use Plan 22

23 Forward-Looking Statements Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward- looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, and the development of, and processing of mineral resources at, the Kabanga Nickel Project, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts. These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; events relating to environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity. The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Undue reliance should not be placed on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication. 23

Corporate Information Registered Address 2nd Floor, St George’s Court Upper Church Street, Douglas Isle of Man, IM1 1EE Stock Exchange Listing NYSE: LZM Sustainability Contact Catherine Nichas Head of Sustainability catherine.nichas@lifezonemetals.com Investor Relations Ingo Hofmaier Chief Financial Officer info@lifezonemetals.com Website www.lifezonemetals.com